Exhibit 99.1

AerCap to Lease Two Airbus A350-900s to Air Mauritius

Amsterdam, The Netherlands; July 16, 2014 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a letter of intent with Air Mauritius for the lease of two Airbus A350-900 aircraft from its order book.

Philip Scruggs, President & Chief Commercial Officer of AerCap said: “AerCap is pleased to play an integral role in the renewal of Air Mauritius’s longhaul fleet by introducing the first new widebody A350-900s. Air Mauritius is an existing AerCap A340-300 customer. The introduction of new A350-900s in 2017 will make Air Mauritius even more competitive on critical routes to Europe and Asia and will position the airline as a leader in African aviation.”

Air Mauritius is the national carrier of the Republic of Mauritius. The airline presently flies to twenty destinations in Europe, Asia, Australia, Africa and the Indian Ocean.

About AerCap
AerCap is the global leader in aircraft leasing with 1,700 aircraft that are owned, managed, or under contract to purchase. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com